LETTER AGREEMENT

This Letter Agreement (the "***Agreement***") is entered into as of July 3, 2026, by and among Quantum Scan Holdings, Inc., a Delaware corporation (the "***Company***"), SCLX Stock Acquisition JV LLC, a Texas limited liability company (the "***JV***"), and Scilex Holding Company, a Delaware corporation (the "***Purchaser***"). All initially capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Purchaser are parties to that certain Common Stock Purchase Agreement, dated as of January 29, 2026 (the "***Purchase Agreement***");

WHEREAS, Section 1.1 of the Purchase Agreement provides that, subject to the terms and conditions set forth therein, the Company will sell and issue to the Purchaser, and the Purchaser will purchase, an aggregate of 193,021,436 shares of common stock of the Company (the "***Company Common Stock***"), at a purchase price of $0.14247 per share (the "***Company Common Stock Price Per Share***") and an aggregate purchase price of $27,499,763.99 (the "***Aggregate Purchase Price***"); and

WHEREAS, notwithstanding the terms of the Purchase Agreement, on the terms and conditions set forth herein, the Company, the JV and the Purchaser desire to enter into this Agreement to (i) provide for the acquisition by the JV of shares of Company Common Stock in exchange for 500,000 shares (the "***Purchaser Shares***") of common stock, par value $0.0001 per share, of the Purchaser (the "***Purchaser Common Stock***") held by the JV and (ii) reduce the Aggregate Purchase Price payable by the Purchaser and the aggregate number of shares of Company Common Stock issuable to the Purchaser pursuant to the Purchase Agreement, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in order to carry out their intentions as expressed above and in consideration of the mutual representations, warranties, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT

1. **Purchase and Sale; Reporting Obligations.** Notwithstanding the terms of the Purchase Agreement:

    a. On the first Trading Day (as defined below) immediately following the execution and delivery of this Agreement by the parties hereto, or on such other date as the Company, the JV and the Purchaser shall agree (the "***Purchase Date***"), the JV shall cause the Purchaser's transfer agent to deliver to the Company a book-entry statement representing the Purchaser Shares. In lieu of a book-entry statement, the JV may instead cause the Purchaser Shares to be transmitted by the Purchaser's transfer agent to the Company by crediting the account of the Company's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system if the Purchaser is then a participant in such system. The term "***Trading Day***" shall mean any day during which trading in securities generally occurs on the Nasdaq Capital Market or, if the Purchaser Common Stock is not listed on the Nasdaq Capital Market, on the principal United States national or regional securities exchange on which the Purchaser Common Stock is then listed.

b. On the first Trading Day immediately following the Purchase Date, the Company shall (i) issue to the JV a number of shares of Company Common Stock (the "*Acquired Company Shares*") equal to (A) the Specified Amount (as defined below) *divided by* (B) the Company Common Stock Price Per Share and (ii) deliver to the JV a stock certificate (in physical or electronic form) or book-entry statement representing such Acquired Company Shares. The term "*Specified Amount*" shall mean an amount equal to (A) 500,000 *multiplied by* (B) the Purchaser Common Stock Price Per Share (as defined below) on the Trading Day immediately preceding the Purchase Date. The term "*Purchaser Common Stock Price Per Share*" shall mean the amount equal to the closing price per share of the Purchaser Common Stock as reported on the Nasdaq Capital Market or, if the Purchaser Common Stock is not listed on the Nasdaq Capital Market, on the principal United States national or regional securities exchange on which the Purchaser Common Stock is then listed.

c. The Company and the Purchaser acknowledge and agree that, following the transfer by the JV of the Purchaser Shares to the Company, (i) the Aggregate Purchase Price to be paid by the Purchaser pursuant to the Purchase Agreement shall immediately and automatically be reduced by the Specified Amount and (ii) as a result of the foregoing, (A) the remaining Aggregate Purchase Price payable by the Purchaser to the Company under the Purchase Agreement will equal the difference between the Aggregate Purchase Price and the Specified Amount (the "*Adjusted Aggregate Purchase Price*") and (B) the number of shares of Company Common Stock issuable to the Purchaser pursuant to the Purchase Agreement shall be determined by dividing the Adjusted Aggregate Purchase Price by the Company Common Stock Price Per Share (subject to adjustment for any stock dividend, stock split, reverse stock split, recapitalization, reclassification, or similar transaction).

d. The Company acknowledges and agrees that the Purchaser Shares may only be sold by the Company for cash. Promptly (and in any event, not less than two (2) Trading Days immediately) following the date on which the Company has sold all of the Purchaser Shares, the Company shall deliver to the JV and the Purchaser a spreadsheet containing the following information, together with a certificate duly executed on behalf of the Company by the chief executive officer of the Company certifying that all of the information contained therein is accurate and complete (and in the case of Dollar amounts, properly calculated in accordance with this Agreement) as of such date (such spreadsheet, together with the accompanying certificate, the "*Certified Sales Report*"): (i) the date or dates on which the Purchaser Shares were sold; (ii) the price per share at which the Purchaser Shares were sold on each such date, and (iii) the aggregate gross cash proceeds received by the Company upon the sale by the Company of all of the Purchaser Shares (the "*Gross Proceeds Amount*").

e. If (i) the Company has sold all of the Purchaser Shares to an unaffiliated third party on an arm's-length basis or in an open market transaction, and (ii) the Gross Proceeds

Amount as set forth in the Certified Sales Report is less than the Specified Amount, then on a date that is mutually agreed by the parties hereto (the "***Determination Date***") following the delivery of the Certified Sales Report to the JV and the Purchaser in accordance with <u>Section 1(d)</u>, the JV and/or the Purchaser shall reimburse the Company for the difference in value between the Gross Proceeds Amount and the Specified Amount (such difference, the "***Shortfall Amount***") through (A) the payment by the JV or the Purchaser to the Company of cash in an amount equal to the Shortfall Amount, (B) the delivery by the JV to the Company of additional shares of Purchaser Common Stock, or (C) any combination thereof. The Shortfall Amount shall be reimbursed to the Company only once, and the shares of Purchaser Common Stock delivered in full or partial satisfaction of the Shortfall Amount (the "***Shortfall Shares***") shall be valued at an amount equal to the Purchaser Common Stock Price Per Share on the Trading Day immediately preceding the Determination Date. If all or any portion of the Shortfall Amount is reimbursed by the JV in the form of additional shares of Purchaser Common Stock, the JV shall cause the Purchaser's transfer agent to deliver to the Company a book-entry statement representing the Shortfall Shares. In lieu of a book-entry statement, the JV may instead cause the Shortfall Shares to be transmitted by the Purchaser's transfer agent to the Company by crediting the account of the Company's or its designee's balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system if the Purchaser is then a participant in such system.

2. **Representations and Warranties of the Company.** The Company hereby represents and warrants to the Purchaser and the JV as follows as of the Purchase Date:

   a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted.

   b. All action of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement, and the issuance and delivery of the Acquired Company Shares has been taken or will be taken prior to the Purchase Date.

   c. This Agreement shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors' rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies (the "***Bankruptcy Exception***").

   d. The Company has received from the Purchaser a copy of the Prospectus (as defined below) prior to the Company's execution and delivery of this Agreement.

3. **Representations and Warranties of the Purchaser.** The Purchaser hereby represents and warrants to the Company as follows as of the Purchase Date:

a. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted.

b. All action of the Purchaser necessary for the execution and delivery of this Agreement and the performance of all obligations of the Purchaser under this Agreement has been taken or will be taken prior to the Purchase Date.

c. This Agreement shall constitute a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms except as limited by the Bankruptcy Exception.

4. **Representations and Warranties of the JV.** The JV hereby represents and warrants to the Company as follows as of the Purchase Date:

a. The JV is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Texas and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted.

b. All action of the JV necessary for the execution and delivery of this Agreement, the performance of all obligations of the JV under this Agreement, and the transfer of the Purchaser Shares has been taken or will be taken prior to the Purchase Date.

c. This Agreement shall constitute a valid and legally binding obligation of the JV, enforceable against the JV in accordance with its terms except as limited by the Bankruptcy Exception.

d. The Purchaser Shares have been registered for resale by the JV pursuant to the Registration Statement (as defined below) and may be transferred by the JV to the Company without restrictive legends [and without the need for a legal opinion].

5. **Registration of Resale of Purchaser Shares**. The Company acknowledges and agrees that the Purchaser Shares delivered hereunder will be transferred by the JV pursuant to the Registration Statement on Form S-3 (File No. 333-296430), filed by the Purchaser with the U.S. Securities and Exchange Commission (the "***Commission***") under the Securities Act of 1933, as amended (the "***Securities Act***"), on June 6, 2026 (the "***Registration Statement***") and declared effective by the Commission on June 11, 2026 and the related prospectus included in the Registration Statement at the time it became effective, dated June 11, 2026 (the "***Prospectus***"), containing certain information regarding the Purchaser Shares and the transfer thereof.

6. **Waiver of Conflicts.** Notwithstanding anything to the contrary herein, the Company, the JV, and the Purchaser each hereby (a) acknowledges and agrees that (i) Paul Hastings LLP (or its successors or assigns) may have in the past performed, and may continue to or in the future perform, legal services for certain of the parties hereto, including in connection with the Purchase Agreement and this Agreement, (ii) it has had an opportunity to ask for

information relevant to this disclosure, (iii) it has been advised to consult with its separate counsel regarding this Agreement and the transactions contemplated hereby and (iv) hereby acknowledges that it has fully consulted, or has elected not to consult, with its separate counsel regarding this Agreement and the transactions contemplated hereby, and (b) grants its informed consent to such representations and waives any conflict of interest in connection therewith.

7.   **General.** Sections 7.2 (*Successors and Assigns*), 7.3 (*Governing Law*), 7.4 (*Counterparts*), 7.5 (*Titles and Subtitles*), 7.6 (*Notices*), 7.8 (*Costs of Enforcement*), 7.9 (*Amendments and Waivers*), 7.10 (*Severability*), 7.11 (*Delays or Omissions*), 7.12 (*Entire Agreement*), 7.13 (*Corporate Securities Law*), 7.14 (*Dispute Resolution*), and 7.17 (*Waiver of Conflicts*) of the Purchase Agreement are hereby incorporated by reference, *mutatis mutandis*.

[*Signature page follows*]

The parties have executed this Agreement as of the date first set forth above.

THE COMPANY:

QUANTUM SCAN HOLDINGS, INC.

By: /s/ Martin Boulton
Name: Martin Boulton
Title: CLO & General Counsel

THE JV:

SCLX STOCK ACQUISITION JV LLC

By: /s/ Xiao Xu
Name: Xiao Xu
Title: Sole Manager

THE PURCHASER:

SCILEX HOLDING COMPANY

By: /s/ Henry Ji
Name: Henry Ji
Title: CEO